SEC
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NOV 27 2015
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SI 15028080 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSH Advisory Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Revere Drive, Suite 200
(No. and Street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary S. Hart 847-205-2744
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr., Suite 508 West, Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
2015 NOV 30 PM 4:20
SEC / MR

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary S. Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GSH Advisory Services Inc., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY JO MEYERS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 12, 2019

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(1) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(1) (m) A copy of the SIPC Supplemental Report.
(1) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not Applicable

GSH Advisory Services, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended September 30, 2015

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
GSH Advisory Services, Inc.
5 Revere Drive
Northbrook, IL 60062-8000

Report on the Financial Statements

I have audited the accompanying statement of financial condition of GSH Advisory Services, Inc. as of September 30, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of GSH Advisory Services, Inc., management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GSH Advisory Services, Inc. as of September 30, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of GSH Advisory Services, Inc. financial statements. Supplemental Information is the responsibility of GSH Advisory Services, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing

procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
November 20, 2015

GSH Advisory Services, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended September 30, 2015

ASSETS

CURRENT ASSETS	
Cash in Bank	8000
Total Current Assets	8000
PROPERTY AND EQUIPMENT	0
TOTAL ASSETS	8000

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	0
LONG-TERM LIABILITES	0
Total Liabilities	0
STOCKHOLDER'S EQUITY	
Capital Stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	1000
Paid-in Excess	7000
Total Stockholder's Equity	8000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	8000

The accompanying notes are an integral part of these financial statements.

GSH Advisory Services, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended September 30, 2015

		12 months ended September 30, 2015
Revenues		
	Consulting income	10200
	Interest income	1
	Total Revenues	10201
Operating Expenses		
	Regulatory fees	2165
	Other expenses	8036
	Total Operating Expenses	10201
	Operating Income/(Loss)	0

The accompanying notes are an integral part of these financial statements.

GSH Advisory Services, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended September 30, 2015

	12 months ended September 30, 2015
CASH FLOWS FROM OPERATING ACTIVITIES	0
Adjustments to reconcile Net Income	
(Loss) to net Cash provided by: (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	
Decrease(Increase) in Operating Assets	
Increase (Decrease) in Operating Liabilities: Accrued Liabilities	
Total Adjustments	0
Net Cash Provided by (Used in) Operating Activities	0
CASH FLOWS FROM INVESTING ACTIVITIES	0
Proceeds from Sale of Fixed Assets	
Net Cash Provided by (Used in) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	0

Proceeds from Sale of Stock	
Treasury Stock	
Net Cash Provided by (Used in) Financing Activities	0
NET INCRESASE (DECREASE) IN CASH AND CASH EQUIVALENTS	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8000
CASH AND CASH EQUIVALENTS AT END OF PERIOD	8000

The accompanying notes are an integral part of these financial statements.

GSH Advisory Services, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended September 30, 2015

	Common Stock		Preferred Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at October 1, 2014	100	1000	0	0	100	7000	0	0	0	8000
Net Income										
Capital Transactions										
Prior Period Adjustments										
Balance at September 30, 2015	100	1000	0	0	100	7000	0	0	0	8000

The accompanying notes are an integral part of these financial statements.

GSH Advisory Services, Inc.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended September 30, 2015

Balance of such claims at October 1, 2014	$	-
Additions		-
Reductions		-
Balance of such claims at September 30, 2015	$	-

The accompanying notes are an integral part of these financial statements.

GSH Advisory Services, Inc.
Notes to Financial Statements
As of and for the Year-Ended September 30, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

GSH Advisory Services, Inc. (the Company) was incorporated in the State of Illinois effective December 10, 1985. The Company has adopted a fiscal year ending September 30th.

Description of Business

The Company, located in Northbrook, IL is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Consulting income is recorded by the Company on the accrual basis of accounting.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

GSH ADVISORY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2015

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustments among others. During the year ended September 30, 2015, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent
assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist as a function of the company's limited amount of consulting income.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

NOTE C – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefor calculate is net capital requirement under the alternative reserve requirement method.

GSH ADVISORY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2015

NOTE D – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1).

NOTE E – RELATED PARTY TRANSACTIONS

The Company has an arrangement with Gary Hart & Associates, Ltd where certain office expenses are paid and income received.

NOTE F – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE G – COMMITMENTS AND CONTINGENCIES

GSH Advisory Services, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 20, 2015, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

GSH Advisory Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended September 30, 2015

Computation of Net Capital

Stockholder's Equity			$ 8,000
Non-Allowable Assets			
Fixed Assets		$ 0	
Accounts receivable-other		0	
Total Non-Allowable Assets			($ 0)
Haircuts on Securities Positions			
Securities Haircuts	$ 160		
Undue Concentration Charges	0		
Total Haircuts on Securities Positions			($ 160)
Net Allowable Capital			$ 7,840

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	2,840

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0
Percentage of Aggregate Indebtedness to Net Capital	0%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of September 30, 2015	$ 7,840
Adjustments	
Increase (Decrease) in Equity	0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	$ 7,840
Reconciled Difference	0

GSH Advisory Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended September 30, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2015, the Company had net capital of $7,840 which was $2,840 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(i)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broke-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

REPORT ON BROKER DEALER EXEMPTION

For the year ended September 30, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

November 20, 2015

Board of Directors
GSH Advisory Services, Inc.
5 Revere Drive Suite 200
Northbrook, IL 60062-8000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) GSH Advisory Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which GSH Advisory Services, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) GSH Advisory Services, Inc. stated that GSH Advisory Services, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception. GSH Advisory Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GSH Advisory Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

GSH ADVISORY SERVICES, INC.

5 REVERE DRIVE, SUITE 200
NORTHBROOK, ILLINOIS 60062

Telephone (847) 205-2744
Fax (847) 205-2747

November 20, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (i) for FYE September 30, 2015

Dear Edward,

Please be advised that GSH Advisory Services, Inc. ('GSH") has complied with Exemption Rule 15c3-3 (k) (i), for the period of October 1, 2014 through September 30, 2015. GSH did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). GSH s past business has been of similar nature and has complied to this exemption since its inception, (date).

Gary Hart, the president of GSH has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review September 30, 2015.

Gary Hart has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected GSH's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (847) 205-2744..

Very truly yours,

GSH Advisory Services, Inc.

Gary Hart
President